# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, Pennsylvania (PA), 19087, (410) 800-7503

## Reporting persons
- SR One Capital Fund II Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 344,176; sole dispositive power 0; shared dispositive power 344,176; aggregate amount beneficially owned 344,176 (4.6% of the class)
- SR One Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 344,176; sole dispositive power 0; shared dispositive power 344,176; aggregate amount beneficially owned 344,176 (4.6% of the class)
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 344,176; sole dispositive power 0; shared dispositive power 344,176; aggregate amount beneficially owned 344,176 (4.6% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 344,176; sole dispositive power 0; shared dispositive power 344,176; aggregate amount beneficially owned 344,176 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 8, 2024 (the "Schedule 13D") and Amendment No. 1 filed on October 1, 2025 ("Amendment No. 1") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

## Item 2. Identity and Background
Name of person filing:
SR One Capital Fund II Aggregator, LP ("Aggregator"); SR One Capital Partners II, LP ("Partners II"); SR One Capital Management, LLC ("Parent"); and Simeon George, M.D. ("Dr. George").

Aggregator is directly controlled by its general partner, Partners II. Partners II is directly controlled by its general partner, Parent, and Dr. George controls Parent. Accordingly, each of Partners II, Parent and Dr. George may be deemed to have voting and dispositive power with respect to the Aggregator Shares (as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of each Reporting Person for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.
Present principal occupation or employment: The principal business of Aggregator is to invest in and assist growth-oriented businesses. The principal business of Partners II is to act as the sole general partner of Aggregator. The principal business of Parent is to act as the sole general partner of Partners II and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage Parent.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Aggregator and Partners II are limited partnerships organized under the laws of the State of Delaware. Parent is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 7, 2025, Aggregator converted an aggregate of 4,110 shares of Series H Preferred Stock of the Issuer into 411,000 shares of the Issuer's Common Stock (the "Conversion"). Following the Conversion, on October 14, 2025, Aggregator sold 66,824 shares of the Issuer's Common Stock in a series of open market transactions. Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 1. Depending on market conditions and other factors, Aggregator and the other Reporting Persons may dispose of additional shares of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of October 14, 2025, Aggregator is the record owner of 344,176 shares of Common Stock (the "Aggregator Common Shares"). As the general partner of Aggregator, Partners II may be deemed to beneficially own the Aggregator Common Shares. As the general partner of Partners II, Parent may be deemed to beneficially own the Aggregator Common Shares. As the managing member of Parent, Dr. George may be deemed to beneficially own the Aggregator Common Shares.

Each Reporting Person disclaims beneficial ownership of the Aggregator Common Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 7,432,040 shares of Common Stock, which includes the sum of (i) 7,021,040 shares of Common Stock reported by the Issuer to be outstanding as of August 7, 2025, on the Issuer's Form 10-Q filed with the Securities Exchange Commission on August 8, 2025 and (ii) the 411,000 shares of Common Stock issued in the Conversion.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Following the Conversion, on October 14, 2025, Aggregator completed open market sales as part of a series of public sales whereby Aggregator sold an aggregate of 66,824 shares of Common Stock. Schedule A attached hereto as Exhibit 2 describes all open market sales of the Issuer's Common Stock that were effected since the filing of Amendment No. 1 by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 14, 2025 each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
Exhibit 2 - Schedule A: Transactions since the filing of Amendment No. 1.
Exhibit 3 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Fund II Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/15/2025)
- SR One Capital Partners II, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/15/2025)
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (10/15/2025)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (10/15/2025)
Comment: This Amendment No. 2 to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 3.